Contact

www.linkedin.com/in/joseph-blanch-69367447 (LinkedIn)

Top Skills

Engineering
CAD/CAM
Spanish

Languages

English (Native or Bilingual)
Spanish (Full Professional)

Publications

Origami-like creases in sheet materials for compliant mechanism design

Joseph Blanch

Founder CEO / Engineer / Monkey-bars enthusiast
Raleigh, North Carolina, United States

Experience

GöBe Kids
Founder CEO
January 2018 - Present (5 years 11 months)
Provo, Utah Area

At GoBe we make the Snack Spinner! www.gobekids.co. We're an omni-channel national brand that is quickly becoming a household name amongst families with young kids.

Hall Labs
R&D Mechanical Engineer
July 2015 - June 2017 (2 years)
Provo, Utah Area

Worked on the special projects team developing smart robotic kitchen technologies (5 patents)

Brigham Young University
Research Assistant
May 2012 - April 2014 (2 years)

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Education

Startup Ignition
Lean Startup Methodology, Business Development · (2017 - 2018)

Brigham Young University
Bachelors of Mechanical Engineering, Mechanical Engineering · (2009 - 2014)